                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of December 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X           Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                        No             X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)



Date: December 12, 2005             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title:    Vice President of Finance

(BANCOLOMBIA GRAPHIC)                                  (CIB LISTED NYSE GRAPHIC)

          BANCOLOMBIA S.A. ANNOUNCES PROPOSAL TO ACQUIRE COMERCIA S.A.

MEDELLIN, COLOMBIA. DECEMBER 12, 2005.

Bancolombia S.A. discloses that it issued a proposal today for the acquisition of all of the outstanding shares (15,398,934 shares) of Comercia S.A. Compania de Financiamiento Comercial.

The offered price for the shares amounts to forty four thousands two hundred and fifty million Colombian pesos (Ps 44,250,000,000). In order to provide greater transparency, Textiles Fabricato - Tejicondor S.A. (Fabricato), Comercia's largest shareholder, holding 98.57% of the outstanding shares directly and through its subsidiaries, will engage an investment banking firm to issue a fairness opinion.

In any case, the proposal will be subject to the obtention of permits and authorizations required by applicable law.

As of September 30, 2005, Comercia's shareholders' equity totaled Ps 28,459 million, and its assets totaled Ps 182,738 million, including a loan portfolio of Ps 157, 438 million. Net accrued income at the same date totaled Ps 2,849 million.

Comercia is the eighth Comercial Finance Company among the fifteen that currently operate in Colombia by asset value, loan portfolio value and income value. The main businesses of Comercia are factoring and loan portfolio discount and purchase.

With the acquisition of Comercia, which would become Bancolombia's subsidiary, the Bancolombia Organization would complement the broad financial services offered to its corporate clients, through a speedy, flexible and highly specialized factoring product, and would consolidate its position as a leading short term financing organization for the corporate sector.

Contacts
Sergio Restrepo       Jaime A. Velasquez        Mauricio botero
Executive FP          Financial VP              IR Manager
Tel.:(574)3120332     Tel.:(574) 5108666        Tel.:(574) 5108866